Exhibit 99.1
RISK FACTORS
     In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statements Regarding Forward-Looking Information” and the matters discussed under the caption “Risk Factors” included in the Annual Report on Form 10-K filed by Metal Management for the 12-month period ended March 31, 2007, as updated by subsequently filed Forms 8-K and 10-Q, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.
Risks Relating to the Merger
Because the market price of Sims ordinary shares will fluctuate, Metal Management stockholders cannot be sure of the value of the consideration they will receive in the merger.
     Upon completion of the merger, each share of Metal Management’s common stock will be converted into the right to receive 2.05 Sims ADSs. Each Sims ADS will represent one Sims ordinary share, and the value of the Sims ADSs is accordingly expected to fluctuate based, to a significant extent, on corresponding changes in the value of Sims ordinary shares. The value of Sims ordinary shares may vary significantly from the closing price of Sims ordinary shares on the date the merger was announced, the date that this document was mailed to Metal Management stockholders, the date of the special meeting of Metal Management stockholders and the last trading day preceding the closing date. There will be no adjustment to the exchange ratio for changes in the market price of Sims ordinary shares or Metal Management common stock. Neither company is permitted to terminate the merger agreement, and the Metal Management board of directors is not permitted to change its recommendation to its stockholders to approve the merger, solely because of changes in the market price of either company’s stock. The market value of Sims ADSs to be received in the merger will continue to fluctuate following completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Sims Metal Management’s businesses, operations and prospects, and regulatory considerations. Many of these factors will be beyond the control of Sims Metal Management and its management. Before deciding whether to vote for adoption of the merger agreement, you should obtain current market quotations for Sims ordinary shares and shares of Metal Management common stock.
The value of Sims ADSs to be received in the merger will be subject to currency fluctuations.
     Prior to the completion of the merger, any change in the U.S. dollar — Australian dollar exchange rate will affect the U.S. dollar market value of the consideration that Metal Management stockholders will receive upon completion of the merger. There will be no adjustment to the exchange ratio for changes in the U.S. dollar — Australian dollar exchange rate. Neither company is permitted to terminate the merger agreement, and the Metal Management board of directors is not permitted to change its recommendation to its stockholders to approve the merger, solely because of changes in currency exchange rates. Following completion of the merger, fluctuations in the exchange rate between the U.S. dollar and the Australian dollar will continue to affect the U.S. dollar equivalent of the Australian dollar price of Sims ordinary shares listed on the ASX and the market price of Sims ADSs traded on the NYSE. Before deciding whether to vote for adoption of the merger agreement, you should obtain information regarding the U.S. dollar — Australian dollar exchange rate.
Stockholders in the United States may decide to sell Metal Management common stock or Sims ADSs, which could cause a decline in their respective market prices.
     Some United States holders of Metal Management common stock may be disinclined to own shares of a company that is organized and has its primary listing outside of the United States. This could result in the sale of Metal Management shares prior to the completion of the merger or the sale of Sims ADSs received in the merger, some of which may be purchased by Australian and other non-U.S. investors. In addition, the market price of Metal Management common stock, Sims ordinary shares and Sims ADSs may be adversely affected by arbitrage activities occurring prior to the completion of the merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, shares of Metal Management common stock before the merger is completed and Sims ADSs after the merger is completed.
Sims ADSs may not be as liquid as Metal Management common stock.
     Some companies that have issued ADSs on United States stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their ordinary shares listed on their domestic exchange. There is a possibility that Sims ADSs will be less liquid than Sims ordinary shares listed on the ASX or less liquid than Metal Management common stock. In addition, investors may incur higher transaction costs when buying and selling Sims ADSs than they would incur in buying and selling Metal Management common stock.
The rights of holders of Sims ADSs to be issued in the merger will not be the same as the rights of holders of Metal Management common stock or Sims ordinary shares.
     Metal Management is a corporation organized under the laws of Delaware. The rights of holders of Metal Management common stock are governed by the Delaware General Corporation Law, the certificate of incorporation and bylaws of Metal Management and the listing rules of the NYSE. Sims is a company organized under the laws of Australia. Upon completion of the merger, the former holders of Metal Management common stock will receive Sims ADSs, which represent a beneficial ownership interest in Sims ordinary shares. The rights of holders of Sims ADSs will be governed by the Australian Corporations Act 2001 (Cth), which is referred to as the Corporations Act, Sims’s constitution, the listing rules of the ASX and the NYSE and the deposit agreement pursuant to which the ADSs will be issued. There are differences between the rights presently enjoyed by holders of Metal Management common stock and the rights to which the holders of Sims ADSs will be entitled following the merger. In some cases, the holders of Sims ADSs to be issued in the merger may not be entitled to important rights to which they would have been entitled as holders of Metal Management common stock. The rights and terms of the Sims ADSs are designed to replicate, to the extent reasonably practicable, the rights attendant to Sims ordinary shares, for which there is currently no active trading market in the United States. However, because of aspects of Australian law, Sims’s constitution and the terms of the deposit agreement under which the Sims ADSs will be issued, the rights of holders of Sims ADSs will not be identical to and, in some respects, may be less favorable than, the rights of holders of Sims ordinary shares. For more information regarding the characteristics of, and differences between, Metal Management common stock, Sims ordinary shares and Sims ADSs, please refer to “Description of Sims Ordinary Shares,” “Description of Sims American Depositary Shares,” and “Comparative Rights of Stockholders.”
After the completion of the merger, the market price of Sims ADSs may not be identical, in U.S. dollar terms, to the market price of Sims ordinary shares.
     While the market price of Sims ADSs is expected to fluctuate according to the market price of Sims ordinary shares and according to changes in the U.S. dollar — Australian dollar exchange rate, there is no guarantee that this relationship will be observed at all times, or at any time. The market price of Sims ADSs may differ from the market price of Sims ordinary shares in U.S. dollar terms for a number of reasons, including the relative liquidity of Sims ADSs and Sims ordinary shares.
After the completion of the merger, the market price of Sims ordinary shares may be affected by different factors than those currently affecting Sims ordinary shares or Metal Management common stock.
     The businesses of Sims and Metal Management differ in some respects and, accordingly, the results of operations of the combined company following the consummation of the merger and the market price of Sims ordinary shares and Sims ADSs following the transaction may be affected by factors different from those currently affecting the independent results of operations of each of Sims and Metal Management. In particular, Sims operates significant businesses outside of the United States and has a greater exposure to markets and economies outside the United States than Metal Management currently does. For a discussion of the businesses of Sims and Metal Management and of certain factors to consider in connection with those businesses, see “The Companies — Sims,” “The Companies — Metal Management, Inc.” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”
Sims Metal Management will experience significant changes in the composition of its board of directors and senior management as a result of the merger, which could result in disruption in its business and delay or prevent the successful integration of the businesses of Sims and Metal Management.
     Following completion of the merger, Sims Metal Management will experience significant changes in the composition of its board of directors and senior management. The board of directors of the combined company will be expanded to 12 members, with the current directors of Metal Management joining the Sims Metal Management board. In addition, Metal Management’s current chief executive officer and chief financial officer will become the chief executive officer and chief financial officer of Sims Metal Management following the merger. After the merger, the executive offices of Sims Metal Management will be relocated to New York, New York, while the group accounting consolidation and external financial reporting processes will be progressively relocated to the United States until approximately September 2008. The success of Sims Metal Management following the merger will depend, to a significant extent, on the performance of its new board of directors and senior management team. Following the merger, Sims Metal Management will be subject to risks associated with its post-transaction management structure, including risks relating to officer and employee integration, potential loss of the services of key officers or employees, managerial efficiency and effectiveness and familiarity with the combined business and operations. In addition, Sims Metal Management will be subject to risks associated with the division of management responsibilities between Mr. Dienst, who will become group chief executive officer and chair of the combined North American metal recycling business, and Mr. Sutcliffe, who will continue as an executive director and will chair Sims Metal Management’s metal recycling business in Australasia and Europe as well as Sims Recycling Solutions globally. While the respective roles of Mr. Dienst and Mr. Sutcliffe have been delineated, there is a risk that the management structure will not yield the intended benefits and may cause difficulties for the execution of group strategies.
Sims Metal Management will be a “foreign private issuer” under the rules and regulations of the SEC and, as a result, will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.
     Following completion of the merger, Sims Metal Management will continue to be incorporated in Australia and will be deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Sims Metal Management will be exempt from certain rules under the Exchange Act that would otherwise apply if Sims Metal Management were a company incorporated in the United States, including:
•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with U.S. GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

•	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.
     In addition, Sims Metal Management’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of Sims ordinary shares and Sims ADSs. Accordingly, after the completion of the merger, if you hold Sims ADSs, you may receive less information about the combined company than you currently receive about Metal Management and be afforded less protection under the United States federal securities laws than you are entitled to currently.
     In addition, if Sims Metal Management loses its status as a foreign private issuer that is exempt from such SEC reporting obligations at some future time, then it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.
As a foreign private issuer, Sims Metal Management will not be required to comply with most of the corporate governance standards of the NYSE applicable to companies incorporated in the United States.
     Following completion of the merger, the Sims Metal Management board of directors will be required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of the NYSE applicable to audit committee members. As a foreign private issuer, however, Sims Metal Management will not be required to comply with most of the other corporate governance rules of the NYSE, including the requirement to maintain a majority of independent directors, and nominating and compensation committees of its board of directors comprised solely of independent directors. Holders of Sims ADSs may therefore not be afforded the benefits of the corporate governance standards of the NYSE applicable to companies incorporated in the United States.
Following the completion of the merger, Sims Metal Management will continue to prepare its financial statements using Australian dollars as its reporting currency.
     Sims Metal Management will continue to use the Australian dollar as its financial statement reporting currency following completion of the merger. Sims Metal Management’s financial results reported in Australian dollars may differ materially from its results if reported in U.S. dollars due to changes in the exchange rates of the Australian dollar, the U.S. dollar and the currencies of other countries in which Sims Metal Management does business. Future changes in currency exchange rates could have a material adverse effect on Sims Metal Management’s financial results.
Sims’s largest shareholder will have significant influence after the merger over transactions requiring shareholder approval.
     Mitsui Raw Materials Development Pty Limited currently holds approximately 19.9% of the outstanding ordinary shares of Sims and is Sims’s largest shareholder. Under Sims’s constitution, Mitsui & Co., Ltd and any of its related bodies corporate, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on the Sims board of directors so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on the Sims board of directors. Under Sims’s constitution, Mitsui also has a 12-month period in which to reestablish a 15% or greater shareholding in Sims and retain its additional board designation right if its interest is diluted under certain circumstances. These rights of Mitsui will continue to be binding on Sims Metal Management following the merger. Immediately after the merger, Mitsui is expected to hold approximately 14% of the ordinary shares of Sims Metal Management and will therefore have the right to designate a representative director to serve on the Sims board of directors. Under an agreement with Sims, Mitsui is entitled to retain its right to designate an additional independent director if it reestablishes a 15% or greater shareholding in Sims Metal Management within 12 months after the date of completion of the merger. Mitsui may therefore decide to increase its shareholding in Sims Metal Management in order to maintain its additional board designation right. As a result, after the completion of the merger, Mitsui may increase its shareholding in Sims Metal Management, which would give Mitsui significant influence over transactions requiring approval of Sims Metal Management’s shareholders. Mitsui may have interests with respect to its investment in Sims Metal Management that are different from, or in addition to, the interests of other holders of Sims ordinary shares or Sims ADSs. The extent of Mitsui’s shareholding in Sims Metal Management could also have the effect of discouraging offers to acquire control of Sims Metal Management and may preclude holders of Sims ordinary shares or Sims ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims Metal Management.
The merger agreement limits Metal Management’s ability to pursue alternatives to the merger.
     The merger agreement contains non-solicitation provisions that, subject to limited exceptions, restrict Metal Management’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Metal Management. Further, there are only limited exceptions to Metal Management’s agreement that the Metal Management board of directors will not withdraw or modify in a way adverse to Sims its recommendation to Metal Management’s stockholders that they vote in favor of the merger, or recommend any other acquisition proposal. Although the Metal Management board of directors is permitted to take these actions in connection with receipt of an unsolicited superior acquisition proposal from another party if it determines that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties, doing so under certain circumstances would entitle Sims to terminate the merger agreement and to receive a termination fee in the amount of $25 million. See “The Merger Agreement — Termination Fee and Expense Reimbursement.” Sims required Metal Management to agree to these provisions as a condition to Sims’s willingness to enter into the merger agreement. However, these provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Metal Management from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or it might result in a potential competing acquirer proposing to pay a lower per share price to acquire Metal Management than it might otherwise have proposed to pay.
Metal Management’s executive officers and directors have financial interests in the merger that are different from, or in addition to, your interests.
     Executive officers of Sims and Metal Management negotiated the terms of the merger agreement, and the Metal Management board of directors approved and recommended that Metal Management’s stockholders vote to adopt the merger agreement. In considering these facts and the other information contained in this document, you should be aware that Metal Management’s executive officers and directors have financial interests in the transaction that are different from, or in addition to, the interests of Metal Management’s stockholders. For instance, each outstanding unvested Metal Management stock option and share of restricted stock held by any director, officer or employee will become fully vested upon completion of the merger. Also, Metal Management’s chief executive officer and chief financial officer have entered into modifications to their respective employment agreements pursuant to which their compensation will increase following the merger. The Metal Management board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. See “The Merger — Interests of Directors and Executive Officers in the Merger” for information about these financial interests.
The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Sims Metal Management and the failure to obtain any such consent or approval may result in the termination of the merger.
     Before the merger may be completed, consents, authorizations, orders and approvals of or filings with various governmental commissions, boards or other regulatory authorities in the United States and certain other countries must be obtained. These governmental entities, including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission, may impose conditions on the completion of the merger or require changes to the terms of the merger. While Sims and Metal Management do not currently expect that any such conditions or changes will be imposed, there can be no assurance that there will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, the combined company, any of which might have a material adverse effect on the combined company following completion of the merger. Each of Sims and Metal Management is obligated to use its reasonable best efforts to obtain all such governmental consents and approvals, but neither party is obligated to enter into any agreement or take any other action in order to obtain any such governmental consent or approval if such agreement or action would result in reduction of 5% or more of the aggregate tonnage of ferrous metal processed, on an annual basis, by Sims and Metal Management, taken as a whole, compared with the operations of Sims and Metal Management for the 12 months ended June 30, 2007, or would otherwise have a material adverse effect on the business of Sims or Metal Management or on the ability of Sims or Metal Management to consummate the merger and perform their respective obligations under the merger agreement.
Risks Relating to the Operations of Sims Metal Management Following the Merger
     Set forth below are risks that the boards of directors of Sims and Metal Management believe may be material to the combined business operations of Sims Metal Management after completion of the merger. Additional risks and uncertainties that are presently unknown or deemed to be immaterial may also impair the business operations of the combined company after completion of the merger.
The parties may not realize all of the anticipated benefits of the merger.
     The success of the merger will depend, in part, on the ability to realize the anticipated benefits from combining the businesses of Sims and Metal Management. However, to realize these anticipated benefits, Sims and Metal Management must successfully combine their businesses, which are currently principally conducted in different countries by management and employees coming from different cultural backgrounds. If Sims and Metal Management are not able to achieve these objectives, the anticipated benefits of the transaction may not be realized fully, may take longer to realize than expected or may not be realized at all. Sims and Metal Management have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management’s attention and resources. These integration matters could have an adverse effect on each of Metal Management and Sims during the transition period and on the combined company following completion of the merger.
The metal recycling industry has historically been, and is expected to remain, highly cyclical and demand from individual export markets, which will be important to Sims Metal Management, is volatile.
     The operating results of the metal recycling industry, in general, have historically been, and are expected to remain, highly cyclical in nature and Sims Metal Management’s operations, specifically, are expected to be highly cyclical in nature. The results of Sims Metal Management’s operations will tend to reflect, and be amplified by, changes to general economic conditions, both domestically and internationally. Historically, in periods of recession or periods of slowing economic growth, the results from operations of metal recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum, and it would be expected that, during such periods, there would be significant fluctuations in demand and pricing for Sims Metal Management’s products. Economic downturns in the United States or internationally will likely materially and adversely affect Sims Metal Management’s results of operations and financial condition. Sims Metal Management’s ability to withstand significant economic downturns or recessions in the future will depend, in part, on its level of capital and liquidity at the time. Sims Metal Management’s business may also be adversely affected by increases in steel imports into the United States or other significant market regions, such as Australia, the United Kingdom and New Zealand, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metals from some of Sims Metal Management’s facilities within such market regions. Additionally, the combined company’s business could be negatively affected by changes in currency exchange rates, changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, reducing demand for the combined company’s recycled metals. When metals markets weaken, if Sims Metal Management is unable to reduce its costs commensurately, the combined company could experience a material decline in earnings. A material decline in earnings could negatively affect cash flows and capitalization and the market price for Sims ordinary shares and Sims ADSs.
Sims Metal Management will be subject to significant risks relating to changes in commodity prices, currency exchange rates and interest rates, and may not be able to effectively protect against these risks.
     Sims Metal Management will be exposed to commodity price risk during the period that it has title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond the combined company’s control. In an increasing price environment for raw materials, competitive conditions may limit Sims Metal Management’s ability to pass on price increases to its consumers. In a decreasing price environment for processed recycled metal, the combined company may not have the ability to fully recoup the cost of raw materials it procures, processes and sells to its customers. New entrants into its markets could result in higher purchase prices for raw materials and lower margins from its recycled metal. Sims Metal Management will not be able to hedge positions in certain commodities, such as recycled ferrous metal, where no established futures market exists. Thus, Sims Metal Management’s sales and inventory position will be vulnerable to adverse changes in commodity prices, which could materially adversely impact the combined company’s operating and financial performance. Sims Metal Management will operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any one time, this global trading business may have a material number of “open” or at risk trading positions. To the extent that markets move in an adverse direction and Sims Metal Management has not hedged its position, this will have an adverse impact on profitability. As a company that will operate in many countries, Sims Metal Management will also be exposed to movements in currency exchange rates, the impact of which cannot be reliably predicted. Following completion of the merger, Sims Metal Management will report its financial results in Australian dollars. The combined company will have significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular U.S. dollars, pounds sterling and euros. These assets, liabilities and earnings, therefore, will be exposed to fluctuations in exchange rates between these currencies and the Australian dollar. Currency exchange rates have been extremely volatile in recent periods. In addition, Sims Metal Management will have significant indebtedness for borrowed money, some or all of which may provide for variable interest rates. It may not be possible for Sims Metal Management to effectively hedge against changes in interest rates at all or on an economically reasonable basis. Increases in interest rates could materially increase the borrowing costs of the combined company and could have a material adverse effect on its results of operations and financial condition.
The loss of export sales could adversely affect the results of operations and financial condition of Sims Metal Management.
     A significant portion of the sales of recycled metal by Sims Metal Management following completion of the merger is expected to be exported to markets outside of the United States and Australia, with significant sales to customers in China, Turkey, India, Malaysia and other individual markets. If sales to these individual markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it could materially adversely affect the results of operations and financial condition of Sims Metal Management. Other risks associated with the export business of the combined company include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, changes in currency exchange rates applicable to the U.S. dollar, Australian dollar and the currencies of other countries in which Sims Metal Management operates, purchases or exports recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on the results of operations and financial condition of Sims Metal Management.
Sims Metal Management will be subject to increasing competition from containerized recycled metal exports.
     Sims Metal Management will generate a significant proportion of its earnings from the export of recycled metals. Recently, there has been a significant increase in the number of empty containers at ports in the United States, Australia, the United Kingdom and elsewhere which may be used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators have taken advantage of this situation by exporting significant quantities of recycled metals in containers in competition with Sims and Metal Management. The increasing competition from containerized recycled metal exports may reduce Sims Metal Management’s export gross margin on sales or volumes and, accordingly, may have a material adverse impact on the results of operations and financial condition of Sims Metal Management.
The concentration of the customers of Sims Metal Management or the termination of material customer contracts could have a material adverse effect on the results of operations and financial condition of the combined company.
     Sales to the 10 largest customers of Sims and Metal Management represented approximately 25% of combined consolidated net sales on a pro forma basis for the 12-month period ended June 30, 2007. Accounts receivable balances from these customers comprised approximately 20% of combined consolidated accounts receivable on a pro forma basis as of June 30, 2007. Sims and Metal Management have not generally had long term contracts with their customers and it is not expected that Sims Metal Management will have a significant number of long term contracts with its customers following completion of the merger. The customers of Sims Metal Management will therefore generally have the ability to terminate or modify their contracts with the combined company on short notice without the payment of penalties or other amounts. The loss of significant customers of the combined company, a deterioration in the financial condition of significant customers of the combined company, or the termination of one or more material customer contracts could have a material adverse effect on the results of operations and financial condition of Sims Metal Management.
Potential credit losses from Sims Metal Management’s significant customers could adversely affect the combined company’s results of operations and financial condition.
     In connection with the sale of products, Sims Metal Management generally will not require collateral as security for customer receivables nor will it necessarily purchase credit insurance. Sims Metal Management and certain of its subsidiaries may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of those receivables. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on Sims Metal Management’s results of operations and financial condition.
The profitability of the metal recycling operations of Sims Metal Management will depend, in part, on the availability of an adequate source of supply.
     Following completion of the merger, Sims Metal Management will procure its recyclable metal inventory from numerous sources, as each of Sims and Metal Management has done historically. These suppliers generally are not bound by long-term contracts and will have no obligation to sell recyclable metal to the combined company. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to Sims Metal Management, the combined company will be unable to recycle metals at desired levels and its results of operations and financial condition could be materially adversely affected. In addition, a slowdown of industrial production in the United States or certain other countries would reduce the supply of industrial grades of metal to the metal recycling industry, resulting in Sims Metal Management having less recyclable metal available to process and market.
A significant increase in the use of substitute materials by consumers of processed recycled ferrous metal could reduce demand for the products of Sims Metal Management.
     During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. The relative scarcity of recycled ferrous metal, particularly prime or industrial grades, during such periods, provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are working on ways to produce recycled ferrous metal substitutes. If these efforts prove successful, they could become significant competitors and materially adversely impact the results of operations and financial condition of Sims Metal Management.
Sims Metal Management’s operations will be subject to extensive governmental regulation in each of the jurisdictions in which it operates.
     In each of the jurisdictions in which it will operate, Sims Metal Management will be subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment and other matters. Sims Metal Management may be required to make significant expenditures and to devote substantial management time and attention in order to operate its business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require Sims Metal Management to make significant additional expenditures or to change its business practices. If Sims Metal Management fails to comply with applicable laws and regulations, it could incur criminal or civil fines, penalties, assessments or other damages, which could be substantial, and could have material restrictions or limitations placed on its business operations. In certain cases, governmental compliance actions may also give rise to potential claims for damages by private parties.
Sims Metal Management’s operations will be subject to stringent environmental laws and regulations.
     Following completion of the merger, Sims Metal Management will be subject to comprehensive statutory and regulatory environmental requirements relating to, among others:
•	the acceptance, storage, treatment, handling and disposal of solid, hazardous and toxic waste;

•	the discharge of materials into the air;

•	the management and treatment of wastewater and storm water;

•	the remediation of soil and groundwater contamination; and

•	the protection of employee health and safety.
     The nature of Sims Metal Management’s business and previous operations by others at facilities currently or formerly owned or operated or otherwise used by the combined company will expose the combined company to risks of claims under environmental laws and regulations, especially for the remediation of soil or groundwater contamination. Sims Metal Management may be required to make material expenditures for remedial activities or capital improvements with regard to sites currently or formerly owned or operated or otherwise used by the combined company.

     Environmental statutes and regulations have changed rapidly in recent years by requiring greater and more expensive protective measures, and it is possible that Sims Metal Management will be subject to even more stringent environmental standards in the future. For example, in many jurisdictions in which Sims Metal Management will operate, there is the potential for regulation and or legislation relating to mercury contaminants. Automobile hulks that are purchased and processed by the combined company may contain mercury switches. Legislation or regulations that may be enacted in the future cannot be presently known and neither can the effects, if any, that any such law or regulation could have on Sims Metal Management’s business. For these reasons and others, the future capital expenditures for pollution control equipment, remediation or other initiatives that may be required cannot be predicted with accuracy. However, it is generally expected that environmental standards will become increasingly more stringent and that the expenditures necessary to comply with those heightened standards will correspondingly increase.
     Sims Metal Management will be required to maintain, and to comply with, various permits and licenses to conduct its operations. Failure to maintain, or violations of, any permit or license, if not remedied, could result in the combined company incurring substantial fines, suspension of operations or closure of a site. Further, Sims Metal Management’s operations are conducted primarily outdoors and, as such, depending on the nature of the ground cover, such outdoor operations will involve the risk of releases of wastes and other regulated materials to the soil and, possibly, to groundwater. As part of the combined company’s continuous improvement programs, the combined company will incur costs to improve environmental control systems.
     Because companies in the metal recycling industry have the potential for discharging wastes or other regulated materials into the environment, in any given year, a significant portion of Sims Metal Management’s capital expenditures could be related, directly or indirectly, to pollution control or environmental remediation.
The operations of Sims Metal Management will generate waste that will need to be treated, stored and disposed of in accordance with applicable environmental laws.
     Sims Metal Management’s metal recycling operations will produce significant amounts of waste that it will be required to pay to have treated or discarded. For example, Sims Metal Management will operate shredders for which the primary feedstock is automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of non-metallic material, commonly referred to as shredder fluff or automobile shredder residue, which is referred to as ASR, which constitutes the remnant material after the separation of saleable ferrous and non-ferrous metals. Environmental regulations in the United States and many other countries in which Sims Metal Management will operate will require that Sims Metal Management test ASR to determine if it is to be classified as hazardous waste before disposing of it off-site in permitted landfills. Sims Metal Management’s other waste streams in the United States and other countries in which it will operate will be subject to similar requirements. Additionally, Sims Metal Management will employ significant source control programs to ensure, to the fullest extent possible, that prohibited hazardous materials do not enter its raw materials stream. However, it cannot be assured that such materials will be successfully removed from Sims Metal Management’s source streams and resultant recycling by-products. As a result, Sims Metal Management’s waste streams may, from time to time, be classified as a hazardous waste in which case the combined company may incur higher costs for disposal of these waste products.
     Environmental assessments, conducted by independent environmental consulting firms, of certain of the operating sites that Sims Metal Management will own upon the completion of the merger have revealed that some soil impacts, potentially including impacts associated with various metals, petrochemical by-products, waste oils, polychlorinated biphenyls, which are referred to as PCBs, and volatile organic compounds are, or may be, present at varying levels. It is likely that such impacts at varying levels may exist at some of the sites and it is expected that some of these sites could require investigation, monitoring and remediation in the future. The costs of such remediation could be significant. The existence of such impacts at some of the facilities of Sims Metal Management potentially could require the combined company to incur significant costs to remediate and could materially adversely affect the combined company’s ability to sell those properties.
Following completion of the merger, Sims Metal Management may have potential environmental investigation and cleanup liabilities.
     Certain U.S. subsidiaries of Metal Management have received notices from the United States Environmental Protection Agency, which is referred to as the USEPA, state agencies or third parties that they have been identified as potentially responsible for the cost of investigation and cleanup of landfills or other sites where the subsidiary’s material was shipped. In most cases, many other parties are also named as potentially responsible parties. The Comprehensive Environmental Response, Compensation and Liability Act, which is referred to as CERCLA, enables USEPA and other United States’ regulatory agencies to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites which pose serious threats to the environment or public health. In certain circumstances, a potentially responsible party can be held jointly and severally liable for the cost of cleanup. In other cases, a party who is liable may only be liable for a divisible share. Liability can be imposed even if the party shipped materials in a lawful manner at the time of shipment. Liability for investigation and cleanup costs can be significant, particularly in cases where joint and several liability may be imposed. CERCLA, including the Superfund Recycling Equity Act of 1999, limits the exposure of metals recyclers for sales of certain recyclable material under certain circumstances. However, the recycling defense is subject to conducting reasonable care evaluations of current and potential consumers. Because CERCLA can be imposed retroactively on shipments that occurred many years ago, and because USEPA and state agencies are still discovering sites that present problems to public health or the environment, it cannot be assured that Sims Metal Management will not become liable in the future for significant costs associated with investigation and remediation of CERCLA waste sites.
Sims Metal Management will not have environmental impairment insurance.
     In general, because it believes that the cost of the premiums outweighs the benefit of coverage, Sims Metal Management is not expected to carry environmental impairment liability insurance. If Sims Metal Management were to incur significant liability for environmental damage, such as a claim for soil or groundwater remediation, its results of operations and financial condition could be materially adversely affected.
Sims Metal Management’s operations will present risk of injury or death.
     Because of the heavy industrial activities that will be conducted at Sims Metal Management’s facilities, there exists a risk of serious injury or death to Sims Metal Management’s employees or other visitors to its operations, notwithstanding the safety precautions that are taken. Sims Metal Management’s United States operations and its operations in certain other countries will be subject to regulation by governmental agencies responsible for employee health and safety. Sims and Metal Management currently have in place policies to minimize the risk to employees and other visitors to their respective facilities and, accordingly, to minimize the risk that Sims and Metal Management will incur government fines for violations of such regulations. Sims Metal Management may, nevertheless, be unable to avoid material liabilities for any death or injury that may occur in the future and these types of incidents may have a material adverse effect on Sims Metal Management’s results of operations and financial condition.
The loss of any member of the senior management team of Sims Metal Management or a significant number of its managers could have a material adverse effect on Sims Metal Management’s results of operations and financial condition.
     After the completion of the merger, Sims Metal Management’s operations will depend heavily on the skills and efforts of its senior management team. In addition, Sims Metal Management will rely substantially on the experience of the management of its businesses with regard to day-to-day operations. While Sims Metal Management will have employment agreements with certain of the members of its senior management team, the combined company may be unable to retain the services of any of those individuals. The loss of any member of the senior management team of Sims Metal Management or a significant number of managers could have a material adverse effect on the combined company’s results of operations and financial condition.
Sims Metal Management may not be able to negotiate future labor contracts on favorable terms.
     A significant percentage of Sims Metal Management’s employees will be represented by various labor unions. As the agreements with those unions expire, Sims Metal Management may not be able to negotiate extensions or replacements on terms favorable to it, or at all, or avoid strikes, lockouts or other labor actions from time to time. Therefore, it cannot be assured that new labor agreements will be reached with Sims Metal Management’s unions as those labor contracts expire or on terms that Sims Metal Management finds desirable. Any labor action resulting from the failure to reach an agreement with Sims Metal Management’s unions could have an adverse effect on the combined company’s results of operations and financial condition.
Sims Metal Management will be obligated to contribute to defined benefit pension plans, some of which are underfunded.
     Metal Management and Sims currently contribute to defined benefit pension plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. Three of the Metal Management defined benefit pension plans were underfunded by approximately $1.8 million as of June 30, 2007. Sims Metal Management will have to make additional contributions following completion of the merger to fund its pension benefit plans. Contributions will negatively impact its cash flow and results of operations. In addition, Sims Metal Management will contribute to various multi-employer pension plans which cover employees under collective bargaining agreements. The required contributions are specified in such collective bargaining agreements. However, Sims Metal Management may be required to fund additional amounts in the future if one or more of these multi-employer plans do not meet the Employee Retirement Income Security Act funding guidelines. Additional contributions will negatively impact Sims Metal Management’s cash flow, results of operations and financial condition.
Sims Metal Management will incur higher expense related to the amortization of intangible assets and may be required to report losses resulting from the impairment of goodwill or other assets recorded in connection with the merger or other completed or future acquisitions.
     The merger will be treated as an acquisition of Metal Management by Sims for accounting purposes. Both Sims and Metal Management have in the past expanded their operations through other acquisitions and joint ventures involving metal recycling businesses owned by third parties. Sims Metal Management expects to continue to complete selected acquisitions and joint venture transactions in the future. In connection with acquisition and joint venture transactions, applicable accounting rules generally require the tangible and certain intangible assets of the acquired business to be recorded on the balance sheet of the acquiror at their fair market value. Intangible assets other than goodwill will be required to be amortized over their estimated useful lives and this expense may be significant. Any excess in the purchase price paid by the acquiror over the fair market value of tangible and intangible assets of the acquired business is recorded as goodwill. If it is later determined that the anticipated future cash flows from the acquired business will be less than the fair market value of the assets and goodwill of the acquired business recorded at the time of the acquisition, the assets or goodwill may be deemed to be impaired. In this case, the acquiror may be required under applicable accounting rules to write down the value of the assets or goodwill on its balance sheet to reflect the extent of the impairment. This write down of assets or goodwill is generally recognized as a non-cash expense in the statement of operations of the acquiror for the accounting period during which the write down occurs. If Sims Metal Management determines that any of the assets or goodwill recorded in connection with the merger or any other prior or future acquisitions or joint venture transactions have become impaired, Sims Metal Management will be required to record a loss resulting from the impairment. The metal recycling industry is highly cyclical and, as a result, Sims Metal Management may be more likely than companies in other industries to incur impairment losses. Impairment losses could be significant and could have a material adverse effect on the results of operations and financial condition of Sims Metal Management, and could have a material adverse affect on its ability to pay dividends.
Since Sims was not subject to SEC rules prior to the merger, significant expenditures and senior management time may be required with respect to Sims Metal Management’s internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.
     Section 404 of the Sarbanes Oxley Act of 2002 and the regulations of the SEC thereunder will require senior executive and senior financial officers of Sims Metal Management to assess the effectiveness of its internal control over financial reporting on an annual basis commencing with the 12-month period ending June 30, 2009. Sims Metal Management’s independent registered public accounting firm will also be required to provide a report with respect to Sims Metal Management’s internal control over financial reporting annually commencing with the 12-month period ending June 30, 2009. To the extent that Sims Metal Management is discovered to have deficient internal controls, the combined company may be required to allocate significant monetary and management resources to remedy the deficiencies that could otherwise be devoted to its business operations. Management for Sims and Metal Management believe that Sims Metal Management may incur additional expenditures of approximately $3 million in its first year after completion of the merger to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.
Sims Metal Management will be exposed to the risk of legal claims and other liabilities that may have a material adverse effect on its results of operations and financial condition.
     Sims Metal Management will be exposed to the risk of legal claims and other liabilities arising in connection with the operation of its business that may have a material adverse effect on the results of operations and financial condition of Sims Metal Management. These claims and liabilities may include claims by employees or former employees relating to personal injury, compensation or employment law violations, environmental, land use and other claims arising out of the ownership or operation of facilities, and disputes with customers, suppliers and other business relations. The nature of Sims Metal Management’s business may make the company more likely than some other companies to be exposed to the risk of legal claims and other liabilities. In particular, metal recycling companies are generally exposed to higher risks of environmental claims and liabilities than companies in non-manufacturing industries, and employees working in the metal recycling industry may be more likely to suffer workplace injuries than employees of companies in other industries. The resolution of these claims and other liabilities may require Sims Metal Management to pay material damages or other costs to third parties, including potentially punitive, treble, exemplary or other special damages. Resolution of claims may also involve an extensive commitment of senior management time and attention, and may require changes in the business practices resulting in decreased revenues or profits or additional costs. Even if claims or other liabilities are resolved successfully, Sims Metal Management may incur significant legal and other expenses in defending against such matters.
The tax liabilities of Sims Metal Management may substantially increase if the tax laws and regulations in the countries in which it will operate change or become subject to adverse interpretations or inconsistent enforcement.
     Taxes payable by companies in many of the countries in which Sims Metal Management will operate are substantial and include value added tax, excise duties, taxes on income (including profits and capital gains), payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which Sims Metal Management will operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on Sims Metal Management’s results of operations and financial condition. It is possible that taxing authorities in the countries in which Sims Metal Management will operate will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of the combined company and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on Sims Metal Management’s results of operations and financial condition. Sims Metal Management may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it will operate or treaties between those jurisdictions are modified in an adverse manner. This may adversely affect Sims Metal Management’s cash flows, liquidity and ability to pay dividends.
The operations of Sims Metal Management will be subject to risks and uncertainties relating to international conflicts and terrorism.
     Sims Metal Management will be subject to risks relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. Sims Metal Management may be subject to a higher level of risks of this type than some other companies due to its extensive international operations. These operations will include sales in developing countries, which may be more likely than developed countries to be affected by international conflicts and terrorism. Risks of this type may affect facilities owned or operated by Sims Metal Management or facilities of its suppliers or customers. In addition, risks of this type may affect port facilities or other transportation infrastructure owned or used by Sims Metal Management in the operation of its business.
United States investors may have difficulty enforcing civil liabilities against Sims Metal Management and its directors and senior management.
     Sims Metal Management will be organized under the laws of Australia. Following the merger, several of Sims Metal Management’s directors and many members of its senior management will be residents of jurisdictions outside the United States. A significant portion of Sims Metal Management’s assets and the assets of these persons will be located outside the United States. As a result, United States investors may find it difficult to effect service of process within the United States upon Sims Metal Management or these persons or to enforce outside the United States judgments obtained against Sims Metal Management or these persons in United States courts, including actions predicated upon the civil liability provisions of the United States federal securities laws. Likewise, it may also be difficult for an investor to enforce in United States courts judgments obtained against Sims Metal Management or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the United States federal securities laws. It may also be difficult for a United States investor to bring an original action in an Australian court predicated upon the civil liability provisions of the United States federal securities laws against the combined company’s directors and senior management and non-United States experts named in this proxy statement/prospectus.